Exhibit 99.1

PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES DECLARES
OCTOBER 2015 MONTHLY DISTRIBUTION

TORONTO, September 10, 2015 – The Board of Trustees of Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced a distribution of $0.1033 per trust unit payable on October 15, 2015 to holders of Trust units of record at the close of business on September 30, 2015.

The quarterly distributions are declared in Canadian dollars. Registered unitholders resident in Canada will receive payment in Canadian dollars and registered unitholders resident in the United States will receive the U.S. dollar equivalent unless they request otherwise. The U.S. dollar equivalent of the quarterly distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day. Beneficial unitholders will receive payment in Canadian dollars unless they request to receive the U.S. dollar equivalent.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 27 premier office properties totaling 20.4 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver, and development sites of 980,000 square feet and 1.4 million square feet in Toronto and Calgary, respectively. Landmark assets include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Vice President, Investor Relations and Communications

(416) 359-8593; matthew.cherry@brookfield.com